

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

Lee Einbinder
Chief Executive Officer
FinServ Acquisition Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re: FinServ Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 2, 2021**
> **File No. 333-252558**

Dear Mr. Einbinder:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed April 2, 2021

Information About Katapult
Katapult's Solution, page 84

1. We note your response to comments 4 and 5. Please further revise this section to provide your shareholders a better understanding as to the products Katapult offers to a customer. Using the figures you provide in the Lease to Own Product Overview graphic on page 85 and items (1) through (4) preceding that graphic, provide a few examples of typical lease-purchase transactions. For example, if you enter into a lease-purchase agreement for a refrigerator that has a value of $1,000 as you referred to in your response to comment 6, show the dollar amounts paid by a typical consumer(s) through the life of the transaction and concluding with the total amount paid at the end of the payment term.

Katapult's Management's Discussion and Analysis of Financial Condition and Results of Operations
Material Agreements - Wayfair, page 110

2.   We note your disclosure that Katapult is party to a provider agreement with Wayfair Inc. dated November 24, 2020. We also note the related risk factor disclosure on page 30 that Wayfair represented approximately 72% and 58% of Katapult's origination dollars for the fiscal years ended December 31, 2020 and 2019, respectively. Please tell us how you considered filing this agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Statement of Operations, page F-24

3.   We note your response to comment 10 in which you state you do not have merchandise sales. However, we note your disclosure on page F-29 that while the contemplated length of the [lease] agreement is typically 12 or 18 months, the average consumer continues to lease the property for 7 months because the consumer either exercises the buyout options or returns the items prior to the end of the 12 or 18 month lease term. Please advise. In addition, we note from your statement of cash flows an adjustment for the net book value of property buyouts of $31.1 million for the year ended December 31, 2020. Please tell us the nature of this item and, if related to exercises of buyout options, the corresponding amount of revenue recognized.

You may contact Blaise Rhodes at (202) 551-3774 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services